Exhibit (c)-(2)

Presentation to the Special Committee of the Board of Directors of Chindata Strictly Private and Confidential Presentation to the Special Committee of the Board of Directors of Chindata Strictly Private and Confidential

Disclaimer The following pages contain material provided to the Special Committee of the Board of Directors (the “Special Committee”) of Chindata Group Holdings Limited (the “Company”) by Citigroup Global Markets Asia Limited (“Citi”) in connection with a potential transaction involving the Company (the “Transaction”). The accompanying material, together with any oral or supplemental information provided in connection therewith (collectively, the “materials”), was compiled or prepared on a confidential basis solely for the use of the Special Committee in connection with the Transaction and not with a view toward public disclosure under any securities laws or otherwise. The materials must be held by the Special Committee in strict confidence and may not be photocopied or reproduced in any electronic, physical or other form and must not be communicated, disclosed, summarized, reproduced or distributed to any other person in whole or in part at any time except with Citi’s prior written consent. The materials are for discussion purposes only. The purpose of the materials is to provide the Special Committee with an explanation of the basis upon which Citi is issuing a financial fairness opinion letter (the “Opinion”) in relation to the Transaction. The materials are incomplete without reference to, and should be read in conjunction with and are subject to, the terms of the Opinion. The materials supersede any previous materials or presentations delivered by Citi to the Special Committee in connection with the Transaction. The information contained in the materials was obtained from the Company and other sources. Any estimates and projections contained herein have been prepared or adopted by the management of the Company, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Neither Citi, its affiliates nor any of their respective directors, officers, employees or agents (collectively, “Citi Group”) takes responsibility for such estimates and projections, or the basis on which they were prepared nor gives any representation or warranty, express or implied, as to: (i) the achievement or reasonableness of future projections, management targets, estimates, prospects or returns contained in the materials, if any; or (ii) the accuracy or completeness of such information contained in the materials, any oral information provided in connection therewith or any data that either generates. 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The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Citi does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. The presentation is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof, and we assume no responsibility for updating, revising or reaffirming this presentation based on circumstances, developments or events occurring after the date hereof. The materials do not constitute an offer to sell or the solicitation or an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies. 1

Table of Contents 1. Transaction Overview2 2.Financial Analysis8

1. Transaction Overview

Summary of Key Transaction Metrics

Consideration	**US$8.60** per ADS (US$4.30 per ordinary share)
Implied Premium	**5.8%** Premium to Current Price as of August 10, 2023 **42.6%** Premium to Last Trading Day Prior to Offer
Transaction Value	Equity Value: **US$3,160 mm** Firm Value: **US$4,037 mm**
Implied Transaction Multiples	FV / 2022A Adj. EBITDA: **12.2x** FV / 2023E Adj. EBITDA: **9.0x**

Source: Management forecast, FactSet data as of August 10, 2023.
Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023. The stock price on the Last Trading Day Prior to Offer refers to the unaffected price defined as the closing price as of June 5, 2023, the day prior to Bain's preliminary non-binding proposal dated June 6, 2023. The Implied Transaction Multiples are calculated based on 2022A Adj. EBITDA of US$331 mm, based on Chindata's 2022 annual report, and 2023E Adj. EBITDA of US$447 mm, based on Q1 2023 actual financials from Company filings, and Q2-Q4 2023E projections from the Company. Both 2022A and 2023E Adj. EBITDA are converted using exchange rate (CNY / USD) of 7.18, the 30 calendar day average FX rate as of August 10, 2023. Adj. EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, one-off impairment cost, change in fair value of financial instruments, foreign exchange (gain) loss and non-cash operating lease cost relating to prepaid land use rights.

2

Transaction Summary     • Chindata Group Holdings Limited (“Chindata” or the “Company”) received a preliminary non-binding proposal dated June 6, 2023 (the “Bain Initial Proposal”) from its shareholders BCPE Bridge Cayman, L.P. and BCPE Stack Holdings, L.P. (collectively, “Bain”), affiliates of Bain Capital, LP, which together own c. 42% economic interest and c. 87% voting power, to acquire all outstanding ordinary shares of the Company, including Class A ordinary shares represented by American depositary shares (“ADSs”, each representing two Class A ordinary shares) not already owned by Bain, for US$4.00 per ordinary share or US$8.00 per ADS in a going-private transaction. Bain confirmed in its proposal letter and in a separate letter dated July 12, 2023 to the Special Committee that it does not intend to sell its shares nor pursue any alternative transaction •Chindata announced on June 8, 2023 that it had formed a Special Committee which subsequently engaged Citigroup Situation Global Markets Asia Limited (“Citi”) as its independent financial advisor to assist the Special Committee in evaluating Overviewthe Bain Initial Proposal; the engagement letter with Citi was executed on June 19, 2023 and the appointment was announced in a press release on June 20, 2023 Separately, China Merchants Capital Holdings (International) Limited (“CMC”) submitted a preliminary non-binding proposal to acquire Chindata for US$4.60 per ordinary share or US$9.20 per ADS to the Special Committee by email on June 10, 2023. CMC publicly disclosed its proposal on July 10, 2023. On July 13, 2023, the Special Committee confirmed that it had received the CMC proposal and that it had also received a letter dated July 12, 2023 from Bain stating that it does not intend to sell its shares nor pursue any alternative transaction Following negotiations, Bain submitted its “best and final” proposal on August 2, 2023 with an increased offer price of US$4.30 per ordinary share or US$8.60 per ADS 3

Valuation Methodologies
Discounted Cashflow Analysis (“DCF”)    • Present value of management projected free cash flows
Public Comparable Companies    • Valuation based on market trading multiples of public comparable companies
(“Public Comps”)

•	Valuation based on analysis of premia paid in prior take-private transactions involving Chinese

Privatization Precedents     companies which are US listed and Cayman incorporated(1)
Market Valuation    • Chindata’s 52-week high and low trading prices(2) prior to Bain’s preliminary non-binding proposal dated June 6, 2023 (for reference only)
Broker Research    • Price target published by equity research analysts (for reference only)
Note:    (1) Select take-private transactions involving Chinese companies which are US listed and Cayman incorporated since 2013, with deal size of over US$100 mm, in which a definitive merger agreement has been entered into.
(2) Closing price.
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Key Transaction Metrics

Valuation at Bain Offer Price
(US$ mm, unless otherwise stated)

At Bain's Offer Price	
Take-Private Offer Price (US$)	8.60
Diluted ADS Outstanding (mm)[1]	367.5
Implied Equity Value	**3,160**
(+) Net Debt	**877**
Implied Firm Value	**4,037**
Implied Valuation Multiples (x)	
FV / 2022A Adj. EBITDA	*12.2x*
FV / 2023E Adj. EBITDA	*9.0x*

Implied Premia	*Price (US$)*	*Premium (%)*
Bain's Offer Price	8.60	-
Current Price	8.13	*5.8%*
Last Trading Day Prior to Offer	6.03	*42.6%*
Last 30-day VWAP Prior to Offer	5.78	*48.7%*
52-Week High Prior to Offer[2]	9.00	*(4.4%)*
52-Week Low Prior to Offer[2]	4.94	*74.1%*

Trading Valuation Overview
(US$ mm, unless otherwise stated)

At Current Price	
Current Price (US$)	8.13
Diluted ADS Outstanding (mm)[1]	367.5
Implied Equity Value	**2,988**
(+) Net Debt	**877**
Implied Firm Value	**3,864**
Implied Valuation Multiples (x)	
FV / 2022A Adj. EBITDA	*11.7x*
FV / 2023E Adj. EBITDA	*8.6x*

Net Debt Calculation[3]
(US$ mm, unless otherwise stated)

Net Debt Calculation	
(–) Cash and Cash Equivalents	658
(–) Short-term Investments	14
(+) Total Debt	1,540
(+) Finance Lease	9
Net Debt	**877**

Source: Management forecast, FactSet data as of August 10, 2023.
Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023. The stock price on the Last Trading Day Prior to Offer refers to the unaffected price defined as the closing price as of June 5, 2023, the day prior to the date of Bain's preliminary non-binding proposal.
(1) At different prices, the dilutive shares are different per the treasury stock method. FDSO (ADS) of 367.5 mm based on basic ADS outstanding of 366.6 mm and diluted ADS outstanding of 0.9 mm.
(2) Based on closing price. (3) As of 1Q23 based on 2022 annual report, excluding restricted cash.

5

Summary of Selected Transaction Terms Structure Consideration Deal Protection Certain Closing Conditions Certain Termination Rights Termination Fees Acquisition of all outstanding shares (including shares represented by ADSs) of the Company not already owned by Bain and the other rollover shareholders by BCPE Chivalry Bidco Limited (“Parent”) in a going-private transaction, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent US$4.30 for each ordinary share or US$8.60 for each ADS in cash No-shop provision, subject to ability of the Company Board or the Special Committee to make a change of recommendation for a Superior Proposal or in connection with an Intervening Event, in each case, after affording Parent the right to negotiate changes to this transaction Notable condition to the obligation of each party: Required Regulatory Approval. Any necessary consents or approvals from any Governmental Entity are to be obtained Notable conditions to obligations of Parent and Merger Sub: No Material Adverse Effect. No Material Adverse Effect shall have occurred prior to the Closing Dissenting Shareholders Threshold. Dissenting shareholders hold less than 12% of the Company shares By either Parent or the Company (unless in breach) if (i) a governmental injunction is issued; (ii) the End Date has expired; or (iii) shareholder approval was not obtained By the Company if (i) Parent or Merger Sub breaches the Merger Agreement such that certain closing conditions are not satisfied; (ii) the Board or Special Committee effects a change of recommendation for a Superior Proposal and the Company enters into a competing transaction in connection therewith; or (iii) Parent and Merger Sub fail to close when obligated By Parent if (i) the Company breaches the Merger Agreement such that certain closing conditions are not satisfied; or (ii) the Board or Special Committee effects a change of recommendation prior to obtaining shareholder approval Company Termination Fee: 1.25% of the equity value of the Company, payable by the Company, in the event of (i) termination by the Company in connection with a change of recommendation for a Superior Proposal; (ii) termination by Parent due to the Company’s breach or a change of recommendation prior to obtaining shareholder approval; or (iii) termination by the Company or Parent if the End Date has expired or if shareholder approval was not obtained, and under certain circumstances the Company enters into a competing transaction within 12 months of termination Parent Termination Fee: 2.50% of the equity value of the Company, payable by Parent, in the event of (i) termination by the Company due to Parent’s or Merger Sub’s breach; or (ii) termination by the Company if Parent and Merger Sub fail to close when obligated Source: Draft, dated August 10, 2023, of Merger Agreement. 6

Transaction Sources and Uses

Sources & Uses

Sources	US$ mm	%
Term Loan A (1)	1,350	33.8%
Term Loan B (2)	300	7.5%
Existing Shareholder Rollover (3)	1,997	50.1%
Bain	1,396	35.0%
APG	277	7.0%
SK	238	6.0%
Liu Chengyan	86	2.2%
Equity from Keppel Funds Investment Pte. Ltd. (4)	91	2.3%
Additional Equity from Bain Asia Fund V, L.P. (5)	252	6.3%
Total Sources	**3,990**	**100.0%**

Uses	US$ mm	%
Equity Consideration	3,160	79.2%
Repayment of Existing Debt	800	20.0%
Syndication Loan Repayment	500	12.5%
Bond Repayment	300	7.5%
Transaction Fee	30	0.8%
Total Uses	**3,990**	**100.0%**

(1) Term loan A consists of TLA commitments of c. US$679.1mm and c. US$670.9mm from Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch and Industrial Bank Co., Ltd. Shanghai Branch respectively, according to executed debt commitment letter dated 28 June 2023.

(2) Term loan B consists of TLB commitments of c. US$150.9mm and c. US$149.1mm from Shanghai Pudong Development Bank Co., Ltd. Lujiazui Sub-branch and Industrial Bank Co., Ltd. Shanghai Branch respectively, according to executed debt commitment letter dated 28 June 2023.

(3) The existing shareholder rollover arrangement is governed by Support Agreements.

(4) Keppel Funds Investments Pte. Ltd. has committed funding through Equity Commitment Letter.

(5) Bain has committed additional equity from Bain Asia Fund V, L.P. through Equity Commitment Letter.

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2. Financial Analysis

Management Forecast Summary Key Financials (US$ mm) (Fiscal Year Ending December 31) FY2023E FY2024E FY2025E FY2026E FY2027E FY2028E Revenues 849 1,182 1,409 1,605 1,784 1,889 % Growth 33.9% 39.2% 19.2% 13.9% 11.2% 5.9% Adj. EBITDA(1) 447 609 732 765 851 897 % of Revenue 52.6% 51.5% 52.0% 47.6% 47.7% 47.5% D&A 155 242 301 355 405 442 % of Revenue 18.3% 20.5% 21.4% 22.1% 22.7% 23.4% Adj. EBIT 291 367 431 410 446 455 % of Revenue 34.3% 31.1% 30.6% 25.5% 25.0% 24.1% Capital Expenditures 1,292 653 568 401 401 260 % of Revenue 152.2% 55.2% 40.3% 25.0% 22.5% 13.8% Change in NWC -- 94 55 42 43 10 % of Revenue -- 8.0% 3.9% 2.6% 2.4% 0.5% Source: Company filings, Management forecast. Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023. (1) Calculations Adjusted EBITDA for 2023E is financial defined as data net are income based excluding on Q1 2023 depreciation actual financials and amortization, from Company net interest filings, expenses, and Q2-Q4 income 2023E tax projections expenses, from share-based the Company. compensation, one-off impairment cost, change in fair value of financial instruments, foreign exchange 12 (gain) loss 8 and non-cash operating lease cost relating to prepaid land use rights.

Summary of Financial Analysis

Implied Per ADS Value
(US$)

		Bain's Offer Price 8.60 (Low – High)	Implied Equity Value[1] (US$ mm)	Implied 23E FV / Adj. EBITDA	Commentary
DCF	DCF Analysis	6.47 – 8.89	**2,379 – 3,266**	**7.3x – 9.3x**	• Valuation date: March 31, 2023 • DCF based on Chindata's management forecast where terminal year is assumed to be after 2028 • Based on WACC of 10.7 – 11.7% (mid-point of 11.2%) and perpetual growth rate within the range of 2.50 – 3.00% (mid-point of 2.75%) • Implied terminal FV / Adj. EBITDA multiple of 8.1x (mid-point)
Public Comps	Public Comps FV / 23E EBITDA	7.40 – 9.57	**2,719 – 3,518**	**8.0x – 9.8x**	• Applied average of GDS (12.3x) and VNET Group (5.6x)[2] 's FV / Adj. EBITDA multiple of 8.9x on Chindata's 23E Adj. EBITDA of US$447 mm, range of +/- 10%
Privatization Precedents	Median Privatization Premium (Based on 30 trading day VWAP)	7.17 – 7.48	**2,635 – 2,748**	**7.9x – 8.1x**	• Based on the median 30 trading day VWAP premium of 26.6% of select precedent take-private transactions involving Chinese companies which are US listed and Cayman incorporated, applied over Chindata's 30 trading day VWAP of US$5.78 prior to Bain's preliminary non-binding proposal dated June 6, 2023, range of +/- 10%
For Reference Only	52 Week Trading Closing Price (Low / High)	4.94 – 9.00	**1,815 – 3,307**	**6.0x – 9.4x**	• Used 52 week high and low trading closing prices prior to Bain's preliminary non-binding proposal dated June 6, 2023
For Reference Only	Broker Target Price	8.60 – 12.95	**3,161 – 4,758**	**9.0x – 12.6x**	• Based on the minimum and maximum target price from a list of 10 brokers covering Chindata (Min: $9.70; Max: $14.60) • Discounting based on cost of equity of 12.8%, using one-year period

Source: Management forecast, Company filings, Bloomberg, EIU, Citi WACC Guidelines, Citi estimate, YCharts 20 Year Treasury Rate. FactSet data as of August 10, 2023. Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023.

Note: FDSO (ADS) of 367.5 mm based on basic ADS outstanding of 366.6 mm and diluted ADS outstanding of 0.9 mm. (1) Based on net debt of US$877 mm, including cash & cash equiv. of US$658 mm (excl. US$146 mm restricted cash), ST investments of US$14 mm, ST & LT borrowings of US$1,540 mm and finance lease liabilities of $9 mm. (2) Based on VNET Group's market value of debt, which values traded convertible promissory notes (US$600 mm of book value) as of August 10, 2023 traded market price (73.941).

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Discounted Cash Flow Analysis

DCF Projections

(Fiscal Year Ending December 31)

(US$ mm)	1Q2023A	2Q-4Q2023	FY2024E	FY2025E	FY2026E	FY2027E	FY2028E	Terminal
Revenues	201	648	1,182	1,409	1,605	1,784	1,889	1,859
% Growth	*NA*	*NA*	*39.2%*	*19.2%*	*13.9%*	*11.2%*	*5.9%*	
Adj. EBITDA	113	333	609	732	765	851	897	883
% Margin	*56.4%*	*51.4%*	*51.5%*	*52.0%*	*47.6%*	*47.7%*	*47.5%*	*47.5%*
D&A	39	116	242	301	355	405	442	93
% Revenue	*19.5%*	*17.9%*	*20.5%*	*21.4%*	*22.1%*	*22.7%*	*23.4%*	*5.0%*
Adj. EBIT	74	217	367	431	410	446	455	790
% Margin	*36.9%*	*33.5%*	*31.1%*	*30.6%*	*25.5%*	*25.0%*	*24.1%*	*42.5%*
Tax	(15)	(54)	(92)	(108)	(103)	(111)	(114)	(197)
% Tax Rate	*20.6%*	*25.0%*	*25.0%*	*25.0%*	*25.0%*	*25.0%*	*25.0%*	*25.0%*
NOPAT		163	275	323	308	334	341	592
D&A	–	116	242	301	355	405	442	93
% Revenue	–	*17.9%*	*20.5%*	*21.4%*	*22.1%*	*22.7%*	*23.4%*	*5.0%*
Capital Expenditures	–	(1,062)	(653)	(568)	(401)	(401)	(260)	(93)
% Revenue	–	*163.9%*	*55.2%*	*40.3%*	*25.0%*	*22.5%*	*13.8%*	*5.0%*
Changes in NWC	–	72	(94)	(55)	(42)	(43)	(10)	(5)
% Revenues	–	*11.1%*	*(8.0%)*	*(3.9%)*	*(2.6%)*	*(2.4%)*	*(0.5%)*	*(0.3%)*
Unlevered Free Cash Flow		(711)	(230)	1	218	295	513	588
Present Value of Cash Flow Calculation								
Discount Factor		0.92	0.88	0.79	0.71	0.64	0.57	0.54
Present Value of Cash Flows		(656)	(201)	1	155	188	294	

Sensitivity Analysis

Implied Price per ADS (US$)

WACC	Perpetual Growth Rate (%) 2.50%	2.75%	3.00%
10.7%	$8.11	$8.49	$8.89
11.2%	$7.25	**$7.58**	$7.92
11.7%	$6.47	$6.76	$7.07

Implied Terminal FV / Adj. EBITDA

WACC	Perpetual Growth Rate (%) 2.50%	2.75%	3.00%
10.7%	8.3x	8.6x	8.9x
11.2%	7.8x	**8.1x**	8.4x
11.7%	7.4x	7.7x	7.9x

Key Assumptions

- **Valuation date: March 31, 2023**
- **Statutory tax rate:** Applicable tax rate of **25%** for firms in PRC
- **Firm value adjustment as of Mar 31, 2023:** Cash & ST investments: **US$672 mm**; total debt: **US$1,549 mm**
- **WACC: 11.2%**

Implied Price per ADS (US$) - PGR Method	
Terminal Unlevered FCF	588
Mid-point Perpetual Growth Rate	2.75%
Present Value of Terminal FV	3,880
Present Value of FCFs	(220)
Firm Value as of 2023-03-31	**3,661**
Less: Total debt	(1,549)
Plus: CC&E, and ST Investments	672 [1]
Equity Value as of 2023-03-31	**2,784**
Outstanding ADSs (million)	367.5 [2]
Implied Price per ADS (USD)	**$7.58**
Implied Terminal FV / Adj. EBITDA	**8.1x** [3]

Source: Management forecast, Company filings, Bloomberg, EIU, Citi WACC Guidelines, Citi estimate, YCharts 20 Year Treasury Rate. FactSet data as of August 10, 2023.

Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023.

(1) Includes cash & cash equiv. of US$658 mm (excl. US$146 mm restricted cash) and ST investments of US$14 mm.

(2) ADSs to ordinary shares ratio of 2:1. FDSO (ADS) of 367.5 mm based on basic ADS outstanding of 366.6 mm and diluted ADS outstanding of 0.9 mm.

(3) Implied multiple using terminal Adj. EBITDA.

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citi

Weighted Average Cost of Capital (1-year Daily Beta)

WACC Calculation Inputs

WACC Calculation Inputs			
Target Capital Structure (Net Debt / Total Capital)	20.0 –	30.0	%[1]
Median Capital Structure of Selected Companies:		70.7	%[2]
After-Tax Cost of Debt:		6.6	%
Expected Long-Term Yield:		8.8	%
– Current Statutory Marginal Tax Rate:		25.0	%[3]
Cost of Equity: 6.3% Equity Market Risk Premium	12.0 –	12.5	%
7.2% Equity Market Risk Premium	12.9 –	13.6	%
Risk Free Rate (20-Year CMT Bond):		5.2	%
Assumed Equity Market Risk Premium - low:		6.3	%
Assumed Equity Market Risk Premium - high:		7.2	%
Relevered Equity Beta:	1.08 –	1.17	
– Unlevered Asset Beta:		0.957	
– Selected "Standard" Beta Measurement Period (Years):		1	
– Implied Net Debt / Equity Ratio:	25.0 –	42.9	%
Small Cap Risk Premium:		0.0	%
High Yield Issuer? (Y / N)		Y	
Weighted Average Cost of Capital:	10.7 –	11.7	%
6.3% Equity Market Risk Premium	10.9 –	10.7	%
7.2% Equity Market Risk Premium	11.7 –	11.5	%

Cost of Net Debt-Related Metrics
(US$ mm)

	Capital Structure				
	Value of Net Debt	Market Value of Equity	Net Debt / Total Capital Ratio	Current Statutory Marginal Tax Rate	Long Term Yield
VNET	1,071 [4]	435	71.1%	25.0%	9.6%
GDS	5,240	2,224	70.2%	25.0%	5.4%
Chindata	877	2,988	22.7%	25.0%	8.8%
Average (Excl. Chindata)	**3,156**	**1,330**	**70.7%**		**7.5%**

Cost of Equity-Related Metrics

	Adjusted Equity Beta (Bloomberg)	Beta Estimation Period (Yrs)	High Yield Issuer	Debt Beta	Unlevering Tax Rate	Unlevered Asset Beta
VNET	0.980	1.0	Y	0.3	25.0%	0.539
GDS	2.296	1.0	Y	0.3	25.0%	1.021
Chindata	1.101	1.0	Y	0.3	25.0%	0.957
Average (Excl. Chindata)	**1.638**					**0.780**

Source: Company filings, Bloomberg, EIU, Citi WACC Guidelines, Citi estimate, YCharts 20 Year Treasury Rate. FactSet data as of August 10, 2023.
Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023.
(1) Based on Chindata's target net debt / Adj. EBITDA of 2.0x.
(2) Selected companies are highly levered and, therefore, not representative of Chindata's target capital structure.
(3) Based on the statutory tax rate of China. (4) Based on VNET Group's market value of debt, which values traded convertible promissory notes (US$600 mm of book value) as of August 10, 2023 traded market price (73.941).

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Selected Comparable Companies

Valuation Analysis
(US$ bn, Except Multiples and Per Share Data)

Company	Local Currency	Share Price	Equity Value	Firm Value	FV / Adj. EBITDA CY2023E
Chindata	**USD**	**8.13**	**3.0**	**3.9**	**8.6x**
China Data Center Peers					
GDS	USD	11.74	2.2	7.5	12.3x
VNET Group[(1)]	USD	2.94	0.4	1.6	5.6x
Mean	--	--	--	--	**8.9x**
Median	--	--	--	--	**8.9x**

Source: Company filings, FactSet data as of August 10, 2023.
Note: Chindata multiple calculated based on management forecast. Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023.
(1) Based on VNET Group's market value of debt, which values traded convertible promissory notes (US$600 mm of book value) as of August 10, 2023 traded market price (73.941).

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Take-private Transactions Involving Chinese Companies which are US Listed and Cayman Incorporated(1) 30 Trading Day VWAP Premium (%)(2)    Source:    Company filings, Dealogic, FactSet, Deal Point Data. Note: (1) Select take-private transactions involving Chinese companies which are US listed and Cayman incorporated since 2013, with deal size of over US$100 mm, in which a definitive merger agreement has been entered into. (2) Refers to the premium of the VWAP over the last 30 trading days prior to preliminary non-binding proposal 13

Offer Price Increase Analysis

Select Take-private Transactions Involving Chinese Companies which are US Listed and Cayman Incorporated(1)

Total Scope:	Deals with Super Majority(2):	Deals with Price Bump
46 Deals(1)	**11 out of 46** Total Deals	**7 out of 11** Super Majority Deals

				Offer Price per ADS (US$)			Offer Price % Increase			% Premium		
		Buyer Group	D-1		Price Bump		Price Bump vs. Initial Offer			Premium Over D-1 Price		Premium(4) vs.
Ann. Date	Target	Voting Power %	Price(3)	Initial Offer	1st	2nd	1st	2nd	Total	Initial Offer	Final Offer	30D VWAP
2020/11/25	Ruhnn Holding Ltd	87.8%	3.08	3.40	3.50	--	2.9%	--	2.9%	10.4%	13.6%	29.1%
2020/06/22	Yintech Investment Holdings Ltd	91.6%	5.29	6.80	7.30	--	7.4%	--	7.4%	28.7%	38.1%	28.7%
2019/09/09	Changyou.com Limited	95.2%	5.92	10.00	10.55	10.80	5.5%	8.0%	8.0%	68.9%	82.4%	70.3%
2017/02/16	Zhaopin Limited	74.5%	16.00	18.00	18.20	--	1.1%	--	1.1%	12.5%	13.8%	14.0%
2015/05/18	China Mobile Games & Entertainment	78.4%	20.38	21.50	22.00	--	2.3%	--	2.3%	5.5%	7.9%	6.0%
2014/01/27	Shanda Games	90.7%	5.65	6.90	7.10	--	2.9%	--	2.9%	22.1%	25.7%	47.3%
2013/03/11	Simcere Pharmaceutical	77.6%	7.96	9.56	9.66	--	1.0%	--	1.0%	20.1%	21.4%	23.1%
						Average	**3.3%**	**8.0%**	**3.7%**	**24.0%**	**29.0%**	**31.2%**
						Median	**2.9%**	**8.0%**	**2.9%**	**20.1%**	**21.4%**	**28.7%**
		Chindata	**6.03**	**8.00**	**8.60**	**--**	**7.5%**	**--**	**7.5%**	**32.7%**	**42.6%**	**48.7%**

Source: Company filings, FactSet, Dealogic.
Note: (1) Select completed take-private transactions involving Chinese companies which are US listed and Cayman incorporated with deal values of over US$100 million since 2013, where the buyer group's voting power exceeds 2/3.
(2) Over two-thirds of the majority of votes for approval.
(3) D-1 price denoting last closing price, prior to initial non-binding proposal.
(4) For final price.

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Chindata's Share Price and Rolling Multiple Performance

Chindata ADS Share Price Trend
(US$, Last 1 Year)


12.00
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
August 25, 2022
2Q22 Earnings
52 Week High(1): 9.00
March 15, 2023
4Q22 Earnings
July 10, 2023
CMC offer publicly announced
8.13
52 Week Low(1): 4.94
November 22, 2022
3Q22 Earnings
May 31, 2023
1Q23 Earnings
June 6, 2023
Received take-private offer from Bain
Aug-22
Nov-22
Feb-23
May-23
Aug-23

Chindata FV / NTM Adj. EBITDA Multiple
(Last 1 Year)


12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
7.7x
Median: 7.6x(2)
Aug-22
Nov-22
Feb-23
May-23
Aug-23

Source: Company filings, FactSet data as of August 10, 2023.
Note: (1) 52-week high and low closing prices prior to Bain's preliminary non-binding proposal dated June 6, 2023.
(2) FV / NTM Adj. EBITDA is based on 12-month forward looking EBITDA from FactSet.

15

Research Analyst Target Price Summary Broker Target Prices (in US$) Rating: BUY BUY BUY BUY BUY BUY BUY BUY BUY BUY 14.60 13.10 13.00 12.00 11.90 10.73 10.50 10.00 10.00 9.70    Report    Jun 1, Mar 15,Jun 5,Jul 10,Jul 19,Jul 10,Jun 2,Jun 6,Jun 1,May 31, Date:2023202320232023202320232023202320232023(1) Source:Based on Bloomberg as of August 10, 2023, and latest broker research reports. Note:(1) Issued another report on June 8, 2023, post Bain’s initial offer announcement, with target price of $8.00. 16

Comparison of Management Forecast and Broker Consensus

(Fiscal Year Ending December 31, US$ mm)	FY2023E	FY2024E	FY2025E	FY2026E	FY2027E	FY2028E
Revenue						
Management Projections	849	1,182	1,409	1,605	1,784	1,889
Broker Consensus	846	1,014	1,249	--	--	--
US$ Difference[(1)]	**3**	**168**	**160**	--	--	--
% Difference[(2)]	**0.4%**	**16.6%**	**12.8%**	--	--	--
Adj. EBITDA[(3)]						
Management Projections	447	609	732	765	851	897
Broker Consensus	440	539	668	--	--	--
US$ Difference[(1)]	**6**	**71**	**64**	--	--	--
% Difference[(2)]	**1.5%**	**13.1%**	**9.6%**	--	--	--
Capital Expenditures						
Management Projections	1,292	653	568	401	401	260
Broker Consensus	745	688	457	--	--	--
US$ Difference[(1)]	**547**	**(35)**	**111**	--	--	--
% Difference[(2)]	**73.5%**	**(5.1%)**	**24.3%**	--	--	--

Source: Management forecast, FactSet data as of August 10, 2023.
Note: Exchange Rate (CNY / USD) = 7.18, the 30 calendar day average FX rate as of August 10, 2023. Broker consensus is based on median of financial forecast from FactSet for revenue, Adj. EBITDA and capital expenditures.
(1) Computed as Management Projections minus Broker Consensus.
(2) Computed as Management Projections over Broker Consensus minus 1. (3) Adjusted EBITDA is defined as net income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, one-off impairment cost, change in fair value of financial instruments, foreign exchange (gain) loss and non-cash operating lease cost relating to prepaid land use rights.

17